Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Dennis R. Baranowski 90 Discovery Irvine, CA 92618 Tel: (949) 379-2600 Fax: (949) 379-2610 www.geracilawfirm.com	Melissa C. Martorella Kyle Niewoehner Tae K. Kim Tom Hajda** Darlene P. Hernandez*** Lindsay J. Anderson****

Via EDGAR and OVERNIGHT MAIL

Mr. Jonathan Burr

Division of Corporate Finance - Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

May 6, 2021

Re:	Concreit Fund I LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed May 6, 2021

File No. 024-11171

Dear Mr. Burr:

This letter is submitted on behalf of Concreit Fund I LLC (the “Company”) in response to comment from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated May 6, 2021 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11171) submitted for review pursuant to Regulation A under the Securities Act of 1933, as amended, to the Commission on May 6, 2021, relating to the Company’s post-qualification amendment no. 1. The response provided is based upon information provided to Geraci Law Firm by the Company. The item below corresponds to the comment number in your letter followed by our response:

Comment No. 1

1.	We note your response to comment 1 and reissue the comment. Please revise to provide a discussion of the material year-to-year changes in your results of operations of the periods presented. See Item 303(b) of Regulations S-K.

Response to Comment No. 1

In response to Staff’s Comment No. 1, the Company updated the Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50.

Comment No. 2

2.	We note that you increased your offering size to $74,597,250. Please have counsel provide a legal opinion as to the legality of the securities covered by the offering statement.

Response to Comment No. 2

In response to Staff’s Comment No. 2, the Company has incorporated the counsel’s legal opinion as to the legality of the securities covered by the offering statement.

Very truly yours, GERACI LAW FIRM /s Tae Kim Tae Kim t.kim@geracillp.com (949) 379-2600

Enclosures